

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Dr. Jack Gregory
Chief Executive Officer and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

      Re: **Premier Holding Corp.**
             Registration Statement on Form 10
             Filed October 2, 2009
             Annual Report on Form 10-K
             Filed March 31, 2010
             File No. 000-53824

Dear Dr. Gregory:

      We have completed our review of your filings and do not have any further comments at this time.

             Sincerely,

             Martin James
             Acting Assistant Director